SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 000-32057

AMERICAN PHYSICIANS ASSURANCE CORPORATION 401(k) PLAN

(FULL TITLE OF PLAN)

American Physicians Capital, Inc.
1301 N. HAGADORN ROAD
EAST LANSING, MI 48826-1471

(Name of Issuer of the Securities Held Pursuant to the Plan and the Address of
its Principal Executive Office)

Audited Financial Statements
and Supplemental Schedule

American Physicians Assurance Corporation
401(k) Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

American Physicians Assurance Corporation
401(k) Plan

Audited Financial Statements
and Supplemental Schedule

Years ended December 31, 2003 and 2002

*	Other schedules required by Section 2520.103.10 of the Department of Labor and Regulations and Disclosure Under ERISA have been omitted because they are not applicable.
Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
American Physicians Assurance Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American Physicians Assurance Corporation 401(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Grand Rapids, Michigan
June 24, 2004

American Physicians Assurance Corporation
401(k) Plan

Statements of Assets Available for Benefits

	December 31,
	2003	2002
Investments:
Participant directed investment accounts	$10,953,885	$7,410,052
Participant loans	152,666	72,841

Assets available for benefits	$11,106,551	$7,482,893

The accompanying notes are an integral part of the financial statements.

American Physicians Assurance Corporation
401(k) Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2003	2002
Additions:
Participant contributions	$1,169,031	$995,104
Participating employers’ contributions	583,740	492,844
Rollover contributions	707,166	260,791
Interest income	51,675	49,771
Net realized and unrealized appreciation in fair value of investments	1,893,094	—
Other	—	4,123

Total additions	4,404,706	1,802,633
Deductions:
Benefit payments	771,139	1,396,891
Net realized and unrealized depreciation in fair value of investments	—	1,517,883
Investment expenses	2,203	3,135
Other	7,706	9,532

Total deductions	781,048	2,927,441

Net increase (decrease) in assets available for benefits	3,623,658	(1,124,808)
Assets available for benefits at beginning of year	7,482,893	8,607,701

Assets available for benefits at end of year	$11,106,551	$7,482,893

The accompanying notes are an integral part of the financial statements.

American Physicians Assurance Corporation
401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

1. Description of the Plan

The following is a description of the American Physicians Assurance Corporation 401(k) Plan (“the Plan”) and provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of American Physicians Assurance Corporation, Alpha Advisors, Inc., SCW Agency Group, Inc. and KMA Insurance Agency, Inc. (“Participating Employers”) who meet the eligibility requirements under the Plan and who are employed on the first day of the Plan year, or the first day of the seventh month of the Plan year coinciding with the next following date such employee meets the eligibility requirements. The Plan’s operations are subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants can elect to defer and contribute to the Plan up to 50 percent of their pretax annual compensation, as defined in the Plan, not to exceed limitations contained in Internal Revenue Code (“IRC”) Section 402 (g). The Participating Employers make a contribution equal to 100 percent of the participant’s deferred compensation, up to three percent of the participant’s eligible compensation, and 50 percent of the participant’s deferred compensation which exceeds three percent but does not exceed five percent of the participant’s eligible compensation. Participants may also contribute amounts representing distributions from other qualified plans.

American Physicians Assurance Corporation
401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts

Each participant’s account is credited with participant’s deferrals, the Participating Employers’ contribution and the earnings of the participant’s accounts. The participant’s account earnings are based on the number of units of each fund owned by the participant, and vary from participant to participant based on the investment fund options that each individual participant has elected. The benefit to which a participant is entitled in the event of death, disability or separation from service, is the vested total of the participant’s account balance.

Vesting

Participants are immediately vested in both voluntary employee deferrals and Participating Employers’ contributions, plus earnings thereon.

Investment Options

Upon enrollment in the Plan, a participant may self-direct employee and employer contributions in any of the investment options that are available under the Plan, with the exception of the CIGNA Direct Fund, which is a self-directed brokerage account. Employee deferrals and employer contributions may not be directed to the CIGNA Direct Fund, but rather funds must be transferred into the fund from other funds. The initial transfer into the CIGNA Direct Fund must be at least $2,500, and subsequent transfers to the fund account must be in amounts of at least $1,000.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account balance. If a participant’s account balance is less than $5,000, a single lump sum payment is required. Benefits are recorded when paid. At December 31, 2003 and 2002 there were no distributions requested, but not yet paid.

Participant Loans

A participant may borrow from the Plan an amount not in excess of 50% of the participant’s vested account balance. In no event can the participant borrow less than $1,000 or more than $50,000. Loans are for a period not exceeding five years, except in the case of loan proceeds used to acquire a principal residence. Loans bear interest at an agreed-upon percentage based on prevailing market rates existing at the time a participant loan is made.

American Physicians Assurance Corporation
401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been presented on the accrual basis.

Investment Valuation

The current value of the units owned by the Plan in the investment accounts is based on quoted redemption values on the last business day of the plan year.

The difference between the selling price and cost, or previously state fair market value, of investments is reported as net realized and unrealized appreciation or depreciation in the statement of changes in net assets. The difference between fair market value and cost, or previously stated fair market value of investments, is also reported as net realized and unrealized appreciation or depreciation in the statements of changes in net assets.

All income, as well as all investment gains and losses, shall be allocated to each participant’s account in the proportion that each participant’s account balance bears to the total of all account balances for each particular fund.

Administrative Expenses

Administrative expenses, with the exception of certain investment expenses of the Plan, were paid by the Participating Employers.

Risks and Uncertainties

The Plan’s investments ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

American Physicians Assurance Corporation
401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. Investments

Participants direct their entire account balance between 20 investment funds and American Physicians Capital, Inc. common stock, through the service provider under contract with the trustee of the Plan, CIGNA Bank and Trust Company FSB (“CIGNA”). American Physicians Capital Inc. is the parent company for American Physicians Assurance Corporation, the primary Participating Employer.

The Plan’s investments are held by Connecticut General Life Insurance Company, with the exception of the CIGNA Direct fund and American Physicians Capital, Inc. common stock, which are held by CIGNA Financial Services Inc.

At December 31, 2003 and 2002, the following investments, at fair value, exceed five percent of the value of Plan assets available for benefits:

	2003	2002
Small Company Stock - Growth I - TimesSquare Capital Management	$1,436,431	$1,032,769
Guaranteed Income Fund	1,327,711	1,130,929
Balanced\Dresdner RCM Fund	1,075,057	932,889
Standard and Poor’s 500 Index	1,067,626	245,956
Alliance Growth & Income A Fund	1,033,801	711,144
Mid Cap Value Fund - Wellington Management	1,025,296	879,519
Oppenheimer Global A Fund	899,490	—
Janus Adviser Worldwide Fund	—	789,578
CIGNA Lifetime 40 Fund	571,146	184,062

American Physicians Assurance Corporation
401(k) Plan

Notes to Financial Statements (continued)

4. Related-Party Transactions

During the years ended December 31, 2003 and 2002, there were no reportable party-in-interest transactions. The Plan does not consider Participating Employers’ contributions to the Plan to be party-in-interest transactions.

5. Plan Amendments

There were no Plan amendments during the years ended December 31, 2003 or 2002.

6. Income Tax Status

The Plan obtained its latest determination letter on November 15, 2002, in which the Internal Revenue Service stated that the plan and related trust, as then designed, were in accordance with applicable requirements of the IRC. There have been no Plan amendments since the date of the determination letter.

7. Plan Termination

Although they have not expressed any intent to do so, the Participating Employers have the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA.

American Physicians Assurance Corporation
401(k) Plan
Schedule H, line 4i
Schedule of Assets (Held at End of Year)

December 31, 2003

	(b) Identity of Issue, Borrower,	(c) Description of Investment Including Maturity Date,		(e) Current
(a)	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	(d) Cost +	Value
*	Connecticut General Life Insurance Company	Small Company Stock - Growth I - TimesSquare Capital Management		$1,436,431
*	Connecticut General Life Insurance Company	Guaranteed Income Fund		1,327,711
*	Connecticut General Life Insurance Company	Balanced/Dresdner RCM Fund		1,075,057
*	Connecticut General Life Insurance Company	Standard and Poor’s 500 Index Fund		1,067,626
*	Connecticut General Life Insurance Company	Alliance Growth & Income A Fund		1,033,801
*	Connecticut General Life Insurance Company	Mid Cap Value Fund - Wellington Management		1,025,296
*	Connecticut General Life Insurance Company	Oppenheimer Global A Fund		899,490
*	Connecticut General Life Insurance Company	CIGNA Lifetime 40 Fund		571,146
*	Connecticut General Life Insurance Company	Large Cap Growth/Dresdner RCM Fund		434,489
*	Connecticut General Life Insurance Company	CIGNA Lifetime 50 Fund		361,643
*	Connecticut General Life Insurance Company	Oakmark Select I		352,869
*	Connecticut General Life Insurance Company	Waddell & Reed Accumulative A Fund		279,972
*	Connecticut General Life Insurance Company	Templeton Foreign		276,625
*	Connecticut General Life Insurance Company	CIGNA Lifetime 20 Fund		245,746
*	Connecticut General Life Insurance Company	Small Company Stock - Value III - TCW Asset Management		164,591
*	Connecticut General Life Insurance Company	CIGNA Lifetime 30 Fund		138,892
*	Connecticut General Life Insurance Company	Mid Cap Growth Fund - Artisan Partners		113,005
*	Connecticut General Life Insurance Company	CIGNA Lifetime 60 Fund		54,499
*	CIGNA Financial Services Inc.	American Physicians Capital, Inc. Common Stock		33,144
*	Connecticut General Life Insurance Company	TimesSquare Short-Term Bond Fund		31,698
*	CIGNA Financial Services Inc.	CIGNA Direct		30,154

				10,953,885
*	Participant Loans	Interest rates of 6.00% to 11.50% maturing between 2004 and 2010.		152,666

	Total Investments			$11,106,551

There were no assets reportable as both acquired and disposed of within the plan year.

* Denotes a party-in-interest.

+ Information not required per Department of Labor reporting requirements.

Employer identification number: 38-2102867
Three digit plan number: 002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN PHYSICIANS ASSURANCE CORPORATION 401(K) PLAN
DATE: June 28, 2004	/s/ NANCY AXTELL

NANCY AXTELL, VICE PRESIDENT OF HUMAN RESOURCES AMERICAN PHYSICIANS CAPITAL, INC.

Exhibit Index

Exhibit 23.1	Consent of PricewaterhouseCoopers LLP (1)

(1) Filed herewith